SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Water Resources, Inc.

(Name of Issuer)

Common Stock, $0.01 per share par value

(Title of Class of Securities)

379463102

(CUSIP Number)

William S. Levine

c/o Levine Investments Limited Partnership

2201 East Camelback Road Suite 650,

Phoenix, AZ 85016

(602) 248-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379463102

1	Names of Reporting Persons. Levine Investments Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,180,409
	8	Shared Voting Power
	9	Sole Dispositive Power 6,180,409
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,180,409
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.8%
14	Type of Reporting Person PN

CUSIP No. 379463102

1	Names of Reporting Persons. William S. Levine
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,180,409
	8	Shared Voting Power
	9	Sole Dispositive Power 6,180,409
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,180,409
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.8%
14	Type of Reporting Person IN

1.	Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Global Water Resources, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 21410 N 19th Avenue #220, Phoenix, AZ 85027.

2.	Identity and Background.

(a)	This Schedule 13D is being filed by and on behalf of Levine Investments Limited Partnership, an Arizona limited partnership, and William S. Levine, an individual. Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Each of the Reporting Persons is a party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are filing this joint Schedule 13D.

The business address for Levine Investments Limited Partnership is 2201 East Camelback Road Suite 650, Phoenix, AZ 85016. The residential address for Mr. Levine is 4201 E. Keim Drive, Paradise Valley, AZ 85253.

(b)	The principal business of Levine Investments Limited Partnership is engaging in various investments. Mr. Levine serves as general partner of the Levine Investments Limited Partnership.

(c)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.

(e)	Levine Investments Limited Partnership is a limited partnership organized under the laws of the State of Arizona. Mr. Levine is a citizen of the United States of America.

3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons beneficially owned 4,479,210 shares of Common Stock of the Company and received 1,600,000 shares of Common Stock of the Company in connection with the merger of GWR Global Water Resources Corp., which was incorporated under the Business Corporations Act (British Columbia), into the Company. The Reporting Persons purchased 101,199 shares of Common Stock of the Company directly from the underwriter at the initial public offering price in connection with the initial public offering of the Company.

4.	Purpose of Transaction.

The Reporting Persons beneficially owned 4,479,210 shares of Common Stock of the Company and received 1,600,000 shares of Common Stock of the Company in connection with the merger of GWR Global Water Resources Corp. into the Company. The Reporting Persons purchased 101,199 shares of Common Stock of the Company directly from the underwriter at the initial public offering price in connection with the initial public offering of the Company. The Reporting Persons acquired the shares of Common Stock of the Company with the intent of holding the shares for investment purposes, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares, purchasing additional shares on the open market or seeking a merger or change in the Company’s business policies.

This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person and entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons, as of May 13, 2016, beneficially owned 6,180,409 shares of the Company’s Common Stock, representing approximately 31.8% of the Company’s Common Stock deemed to be outstanding as of May 13, 2016 (based on the 19,406,546 shares of Common Stock reported outstanding in the Company’s Prospectus filed on April 28, 2016).

(b)	As of May 13, 2016, the Reporting Persons had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of the 6,180,409 shares of Common Stock beneficially owned by the Reporting Persons.

(c)	On May 3, 2016, the Reporting Persons purchased 101,199 shares of Common Stock of the Company directly from the underwriter at the initial public offering price in connection with the initial public offering of the Company.

(d)	The Reporting Persons do not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

7.	Material to be Filed as Exhibits.

(a) Joint Filing Agreement

(b) Arrangement Agreement, by and between the Company and GWR Global Water Resources Corp., dated as of January 19, 2016, incorporated herein by reference to Exhibit 2.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 19, 2016 (Registration No. 333-209025).

(c) Plan of Arrangement, by and between the Company and GWR Global Water Resources Corp., dated as of January 19, 2016, incorporated herein by reference to Exhibit 2.1.2 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 13, 2016 (Registration No. 333-209025).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 13, 2016	By:

LEVINE INVESTMENTS LIMITED PARTNERSHIP

/s/ William S. Levine
William S. Levine
General Partner

/s/ William S. Levine
William S. Levine

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned parties hereby agrees to file jointly the Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the acquisition or disposition of common stock, $0.01 par value per share (the “Common Stock”), of Global Water Resources, Inc., a Delaware corporation (the “Company”).

Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: May 13, 2016	By:

LEVINE INVESTMENTS LIMITED PARTNERSHIP

/s/ William S. Levine
William S. Levine
General Partner

/s/ William S. Levine
William S. Levine